

September 20, 2011

<u>Via E-mail</u>
Robert R. Jones, III,
President and Chief Executive Officer
United Bancorporation of Alabama, Inc.
200 East Nashville Avenue
Atmore, Alabama   36502

Re: **United Bancorporation of Alabama, Inc.**
Form 10-K
For Fiscal Year Ended December 31, 2010
Filed March 29, 2011
File No. 000-25917

Dear Mr. Jones:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel